FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica—Issuance Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities_Closing	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the relevant event announced on September 8, 2016, it is hereby announced that on the date hereof the issuance of Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities of TELEFÓNICA EUROPE B.V., with the subordinated guarantee of TELEFÓNICA, S.A., has been issued and paid-up, with a face value of 1,000 million euros.

The main terms and conditions of the issuance are as follows:

The issue price is established at 100% of the face value of the Securities. The Securities will accrue interest at a rate of 3.750% annually as from (and including) the issue date up to 15 March 2022.

From (and including) 15 March 2022, the Securities will accrue a fixed rate of interest equal to the applicable 5 year Swap Rate plus a margin of:

(i)    3.858% per year as from 15 March 2022 up to (but excluding) 15 March 2027;

(ii)    4.108% per year as from 15 March 2027 up to (but excluding) 15 March 2042; and

(iii)    4.858% per year as from (and including) 15 March 2042.

The Securities will have a face value per unit of 100,000 euros and will be perpetual, although they will be subject to a call option exercisable by the issuer from 15 March 2022, and at any time upon the occurrence of certain circumstances as set out in the terms and conditions of the Securities. The issuer may defer payment of the interest accrued on the Securities at its sole discretion (the “Deferred Interest”) without triggering an event of default. The Deferred Interest will in turn accrue interest and will be payable at the option of the issuer at any time or on an obligatory basis in certain circumstances as set out in the terms and conditions of the Securities.

The Securities are governed by English Law, and it is envisaged that they will be listed and admitted to trading on the London Stock Exchange.

The issue is addressed exclusively at qualified investors.

Madrid, September 15 2016.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful—including but not limited to the United States, Australia, Canada or Japan.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (“Securities Act”), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 15, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors